

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Quek Leng Chuang
Chairman of the Board and Chief Executive Officer
ESGL Holdings Limited
101 Tuas South Avenue 2
Singapore 637226

Re: ESGL Holdings Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed January 12, 2024
File No. 333-274586

Dear Quek Leng Chuang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Form F-1

Exhibits
Exhibit 5.1, page 1

1. Each of numbered assumptions 5 through 10 of Schedule 2 to the legality opinion appears to be overly broad. Please obtain and file a revised opinion without those assumptions, or provide an explanation as to why each of those assumptions would be appropriate. Counsel may assume in a legality opinion that representations of officers and employees are correct as to questions of fact, including with regard to these items. On the other hand, counsel may not assume any of the material facts underlying the opinion or any readily ascertainable facts. See Staff Legal Bulletin No. 19 at Section II.B.3.a.

Compensation of Directors and Executive Officers, page 66

2. Please provide updated compensation disclosure for the fiscal year ended December 31, 2023. See Item 4.a of Form F-1 and Form 20-F, Item 6.B. We also note the

compensation disclosure for 2021 and 2022 which appears under "Related party transactions" in Note 20 of the Notes to the Consolidated Financial Statements at page F-124.

Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David J. Levine, Esq., of Loeb & Loeb, LLP